SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 12, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, September 12, 2024 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), reports that it has acquired common shares, as described in the following chart:

Trade Date	Settlement Date	Type	Price		Quantity	Total Amount
09/11/2024	09/12/2024	IRSA	ARS	1,507.5736	150,000	ARS	226,136,035.00

As of today, the company reports that it has completed the shares buyback program, having acquired in the local market 11,541,885 IRSA common shares, representing approximately 99.93% of the approved program and 1.56% of the outstanding shares.

Daily trading operation limitations were calculated based on the trading volumes in Bolsas y Mercados Argentinos (“BYMA”) and in the New York Stock Exchange (“NYSE”).

Considering the acquisitions under this program, the number of treasury shares held by the Company amounts to 34,943,631 ordinary shares of VN ARS 10, representing 4.71% of the total shares issued (741,459,162).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 12, 2024